Exhibit (a)(ix)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM CANADA, AUSTRALIA, JAPAN, THE EUROPEAN ECONOMIC AREA OR THE UNITED KINGDOM OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Provisional Notice of the End Result

of the public exchange and cash offer by

Cardiac Monitoring Holding Company, LLC, Malvern, Pennsylvania, United States of America (Domicile: Wilmington, Delaware, United States of America)

for all publicly held registered shares with a nominal value of Swiss Francs (“CHF”) 1.30 each of

LifeWatch AG, Zug, Switzerland

On April 24, 2017, Cardiac Monitoring Holding Company LLC (the “Offeror”), a wholly-owned subsidiary of BioTelemetry, Inc. (“BioTelemetry”), published the offer prospectus (the “Offer Prospectus”) for the public exchange and cash offer in accordance with art. 125 et seq. of the Financial Market Infrastructure Act (the “Offer”) for all publicly held registered shares of LifeWatch AG, Zug, Switzerland (“LifeWatch”) with a nominal value of CHF 1.30 each (each, a “LifeWatch Share”). Subsequently, the Offeror published three amendments to the Offer Prospectus, dated May 9, May 22, and May 23, 2017, respectively. With the amendment of May 23, 2017 the Offeror increased the offer consideration which amounts to (a) 0.1617 shares of BioTelemetry Common Stock along with CHF 10.00 in cash (the “Main Offer Consideration”), or, at the choice of each LifeWatch shareholder, (b) 0.2350 shares of BioTelemetry Common Stock along with CHF 8.00 in cash (the “Alternative Offer Consideration”, and together with the Main Offer Consideration, the “Offer Consideration”) per each LifeWatch Share, less the gross amount of any dilutive effects in respect to the LifeWatch Shares or BioTelemetry Common Stock prior to the Settlement (as further described in the Offer Prospectus).

The terms not defined herein have the meaning assigned to such terms in the Offer Prospectus.

Provisional End Result

Based on preliminary figures, including LifeWatch Shares tendered into the Offer, the Offeror and LifeWatch, a person acting in concert with the Offeror, hold (subject to the Settlement), as of the end of the additional acceptance period on June 28, 2017, 4:00 p.m. CEST (the “Additional Acceptance Period”), 17,831,214 LifeWatch Shares, corresponding to 96.50% of the voting rights and the share capital of LifeWatch (participation rate), consisting of the following:

•                                a total of 17,818,089 LifeWatch Shares that were tendered into the Offer until the expiration of the Additional Acceptance Period, corresponding to 96.43% of all LifeWatch Shares issued as of June 28, 2017 respectively 96.21% of the maximum 18,519,439 LifeWatch Shares to which the Offer extends (success rate); and

•                                13,125 LifeWatch Shares that the Offeror and LifeWatch, a person acting in concert with the Offeror, hold at the end of the Additional Acceptance Period.

The following overview summarizes the end result based on preliminary figures:

	Number of LifeWatch Shares	Share capital/ Voting rights (participation rate)	Success rate

LifeWatch Shares tendered into the Offer	17,818,089	96.43%	96.21%

LifeWatch Shares that the Offeror and LifeWatch, a person acting in concert with the Offeror, hold at the end of the Additional Acceptance Period	13,125	0.07%

Provisional End Result	17,831,214	96.50%

Definitive Notice of the End Result

The end result is preliminary. The definitive notice of the end result is expected to be published on July 4, 2017.

Satisfaction of the Conditions

At the end of the Additional Offer Period, the conditions (a), (b), (e), (f) and (j) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus have been satisfied. The Offeror waives the condition (d) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus, as set forth in Section B.9.2 (“Waiver of Offer Conditions”). The conditions (c), (g), (h) and (i) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus remain in effect, as set forth in Section B.9.3 (“Period for which the Offer Conditions are in Force and Effect”) of the Offer Prospectus.

Subject to the satisfaction of the conditions (c), (g), (h) and (i) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus, the Offer will be settled.

Settlement

It is expected that the Settlement, subject to the satisfaction of all still outstanding conditions to the Offer, will occur on July 12, 2017.

Squeeze-out and Delisting

As further described in Section E.3 (“Intentions of the Offeror with respect to LifeWatch”) of the Offer Prospectus, the Offeror reserves the right to have LifeWatch apply with SIX Swiss Exchange for the delisting of the LifeWatch Shares, and to request the cancellation of the non-tendered LifeWatch Shares or to compensate shareholders of non-tendered LifeWatch Shares in the context of a squeeze-out merger, if the statutory requirements are met.

Offer Restrictions

The Offer is subject to Offer restrictions as set forth in the Offer Prospectus. The Offer Prospectus may be obtained free of charge in German, French and English, from Credit Suisse AG, Zurich (email: equity.prospectus@credit-suisse.com). The Offer Prospectus and other information concerning the Offer are also available at https://www.gobio.com/.

	Securities No.	ISIN	Ticker Symbol

LifeWatch Shares (not tendered) (ordinary trading line)	1 281 545	CH 001 281545 9	LIFE
LifeWatch Shares tendered for Main Offer Consideration			—
• Subject to Israeli withholding tax (fourth line, not tradeable)	36 437 082	CH 036 437082 2	—
• Not subject to Israeli withholding tax (fifth line, not tradeable)	36 437 083	CH 036 437083 0	—
LifeWatch Shares tendered for Alternative Offer Consideration			—
• Subject to Israeli withholding tax (sixth line, not tradeable)	36 437 084	CH 036 437084 8	—
• Not subject to Israeli withholding tax (seventh line, not tradeable)	36 437 081	CH 036 437081 4	—
Shares of BioTelemetry Common Stock	22 042 825	US 090 672 106 5	BEAT

June 29, 2017

Financial Advisor	Financial Advisor and Offer Manager

RAYMOND JAMES	CREDIT SUISSE